SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.)1

Owens Realty Mortgage, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

690828108

(CUSIP Number)

Freestone Capital Management, LLC

701 Fifth Avenue, Suite 7400

Seattle, Washington 98104

ATTENTION: LEGAL

(206) 707-7300

ADAM FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2289

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS

Freestone Opportunity Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

Delaware
6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		280,509
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

280,509
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

280,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSONS

Freestone Opportunity Qualified Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		388,549
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

388,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

388,549
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSONS

Freestone Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		669,058
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

669,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSONS

Freestone Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		673,475
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

673,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

673,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IA

1	NAME OF REPORTING PERSONS

Freestone Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		673,475
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

673,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

673,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSONS

Erik Morgan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO & PF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,290
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		673,475
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,290
	10	SHARED DISPOSITIVE POWER

673,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

678,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSONS

Gary I. Furukawa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO & PF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		103,352
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		673,475
PERSON WITH	9	SOLE DISPOSITIVE POWER

103,352
	10	SHARED DISPOSITIVE POWER

673,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

776,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Owens Realty Mortgage, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2221 Olympic Boulevard, Walnut Creek, California 94595.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Freestone Opportunity Partners LP, a Delaware limited partnership (“FOP”);

(ii)	Freestone Opportunity Qualified Partners LP, a Delaware limited partnership (“FOQP”);

(iii)	Freestone Investments LLC, a Washington limited liability company (“FI”);

(iv)	Freestone Capital Management, LLC, a Delaware limited liability company (“FCM”);

(v)	Freestone Capital Holdings, LLC, a Delaware limited liability company (“FCH”);

(vi)	Erik Morgan; and

(vii)	Gary I. Furukawa.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of FOP, FOQP, FI, FCM, FCH and Messrs. Morgan and Furukawa is 701 Fifth Avenue, Suite 7400, Seattle, Washington 98104.

(c)       The principal business of FOP is investing in securities. The principal business of FOQP is investing in securities. The principal business of FI is serving as the general partner of FOP, FOQP and other private investment vehicles. The principal business of FCM is serving as an investment manager, including as the investment manager of FOP and FOQP. The principal business of FCH is, directly or indirectly, holding all of the equity interests of FI and FCM. The principal occupation of each of Messrs. Morgan and Furukawa is serving as Manager of FI, FCM and FCH.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Messrs. Morgan and Furukawa is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by each of FOP and FOQP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 280,509 Shares beneficially owned by FOP is approximately $3,557,883, including brokerage commissions. The aggregate purchase price of the 388,549 Shares beneficially owned by FOQP is approximately $5,118,728, including brokerage commissions.

The Shares to which FCM may be deemed the beneficial owner that are held in managed accounts and employee accounts were purchased with personal funds of the account owners (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 4,417 Shares held in managed accounts and employee accounts is approximately $58,148, including brokerage commissions.

The Shares beneficially owned by Mr. Furukawa are held in personal accounts, accounts for his children and/or their spouses and in an estate planning vehicle, and were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 103,352 Shares beneficially owned by Mr. Furukawa is approximately $1,441,896, including brokerage commissions.

The Shares beneficially owned by Mr. Morgan are held in Mr. Morgan and his wife’s retirement accounts, and were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 5,290 Shares beneficially owned by Mr. Morgan is approximately $70,990, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On June 1, 2017, the Reporting Persons sent a letter to the Chairman and Board of Directors of the Issuer (the “Board”) highlighting the significant long-term destruction of shareholder value at the Issuer. Further, the letter questioned the Management Agreement with the Issuer’s external manager, Owens Financial Group, Inc., raising the issue of conflicts of interest and an above-market fee structure. The letter concluded by calling for the immediate liquidation of the Issuer to close the value gap between the Issuer’s current market price and estimated liquidation value. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

For the reasons stated in the attached letter, the Reporting Persons plan on withholding their vote in the election of Gary C. Wallace, who is up for election at the Issuer’s 2017 Annual Meeting of Stockholders (the “Annual Meeting”), to be held on June 19, 2017. The Reporting Persons intend to make a request for a stockholder list and related records of the Issuer to communicate with the Issuer's stockholders on matters relating to the Issuer and its operations.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,247,477 Shares outstanding, as of May 8, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 15, 2017. All holdings are reported as of the close of business on June 2, 2017.

A.	FOP

(a)	FOP beneficially owns 280,509 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 280,509
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 280,509

(c)	FOP has not entered into any transactions in the Shares during the past sixty days.

B.	FOQP

(a)	FOQP beneficially owns 388,549 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 388,549
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 388,549

(c)	FOQP has not entered into any transactions in the Shares during the past sixty days.

C.	FI

(a)	FI, as the general partner of each of FOP and FOQP, may be deemed the beneficial owner of the: (i) 280,509 Shares owned by FOP and (ii) 388,549 Shares owned by FOQP.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 669,058
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 669,058

(c)	FI has not entered into any transactions in the Shares during the past sixty days.

D.       FCM

(a)	FCM, as the investment manager for FOP and FOQP, as well as various managed accounts and employee accounts, may be deemed the beneficial owner of the: (i) 280,509 Shares owned by FOP; (ii) 388,549 Shares owned by FOQP; and (iii) 4,417 Shares held in the various managed accounts and employee accounts.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 673,475
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 673,475

(c)	FCM has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of the various managed accounts and employee accounts are set forth in Schedule A and are incorporated herein by reference.

E.	FCH

(a)	FCH, as the holder of all of the equity interests of each of FI and FCM, may be deemed the beneficial owner of the: (i) 280,509 Shares owned by FOP; (ii) 388,549 Shares owned by FOQP; and (iii) 4,417 Shares held in the various managed accounts and employee accounts.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 673,475
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 673,475

(c)	FCH has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of the various managed accounts and employee accounts are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Morgan

(a)	Mr. Morgan beneficially owns 5,290 Shares which are held in Mr. Morgan and his wife’s retirement accounts. In addition, Mr. Morgan, as a Manager of FI, FCM and FCH, may be deemed the beneficial owner of the (i) 280,509 Shares owned by FOP; (ii) 388,549 Shares owned by FOQP; and (iii) 4,417 Shares held in the various managed accounts and employee accounts.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 5,290
2. Shared power to vote or direct vote: 673,475
3. Sole power to dispose or direct the disposition: 5,290
4. Shared power to dispose or direct the disposition: 673,475

(c)	Mr. Morgan has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of the various managed accounts and employee accounts are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Furukawa

(a)	Mr. Furukawa beneficially owns 103,352 Shares which are held in personal accounts, accounts for his children and/or their spouses and in an estate planning vehicle. In addition, Mr. Furukawa, as a Manager of FI, FCM and FCH, may be deemed the beneficial owner of the (i) 280,509 Shares owned by FOP; (ii) 388,549 Shares owned by FOQP; and (iii) 4,417 Shares held in the various managed accounts and employee accounts.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 103,352
2. Shared power to vote or direct vote: 673,475
3. Sole power to dispose or direct the disposition: 103,352
4. Shared power to dispose or direct the disposition: 673,475

(c)	Mr. Furukawa has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of the various managed accounts and employee accounts are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 5, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Chairman and Board of Directors of the Issuer, dated June 1, 2017.

99.2	Joint Filing Agreement by and among Freestone Opportunity Partners LP, Freestone Opportunity Qualified Partners LP, Freestone Investments LLC, Freestone Capital Management, LLC, Freestone Capital Holdings, LLC, Erik Morgan and Gary I. Furukawa, dated June 5, 2017.

99.3	Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2017

FREESTONE OPPORTUNITY PARTNERS LP

By:	Freestone Capital Management, LLC

By:	/s/ Scott W. Akins
	Name:	Scott W. Akins
	Title:	General Counsel

FREESTONE OPPORTUNITY QUALIFIED PARTNERS LP

By:	Freestone Capital Management, LLC

By:	/s/ Scott W. Akins
	Name:	Scott W. Akins
	Title:	General Counsel

Freestone Investments LLC

By:	/s/ Scott W. Akins

	Name:	Scott W. Akins
	Title:	General Counsel

Freestone Capital Management, LLC

By:	/s/ Scott W. Akins
	Name:	Scott W. Akins
	Title:	General Counsel

Freestone Capital Holdings, LLC

By:	/s/ Scott W. Akins
	Name:	Scott W. Akins
	Title:	General Counsel

By:	/s/ Scott W. Akins
Scott W. Akins, as attorney-in-fact for Erik Morgan and Gary I. Furukawa

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

FREESTONE CAPITAL MANAGEMENT, LLC (THROUGH CERTAIN ACCOUNTS)

Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale
350	17.31	05/08/2017